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SEC Mail Processing
DEC 2 8 2022
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28663

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 09/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Royce Fund Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

745 Fifth Ave
(No. and Street)

New York	NY	10151
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas R. Palasits	212 508-4561	tpalasits@royceinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

405 Howard Street Suite 600	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R Palasits, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Royce Fund Services LLC, as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Ingeborg C Johnson
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01J06253972
Qualified in New York County
Commission Expires 02/21/2024

Signature: [signature]

Title: Chief Financial Officer

Notary Public [signature] 12/22/2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission

September 30, 2022

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Table of Contents
September 30, 2022

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Royce Fund Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Royce Fund Services, LLC (the "Company") as of September 30, 2022, and the related statements of loss, of changes in members' equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Information for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission as of September 30, 2022 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our

opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

December 22, 2022

We have served as the Company's auditor since 2002.

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Statement of Financial Condition
September 30, 2022

ASSETS

Cash and cash equivalents	$	5,482,608
Receivables:		
Distribution fees		463,482
Due from Parent		11,539
Other assets		38,718
Total assets	$	5,996,347

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	23,563
Accrued distribution fees		661,793
Total liabilities		685,356
Commitments and contingencies (Note 4)		
Members' equity:		5,310,991
Total liabilities and members' equity	$	5,996,347

See accompanying notes to the financial statements

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Statement of Loss
For the Year Ended September 30, 2022

Revenues:		
Distribution fees, net of waivers	$	6,859,175
Total revenues		6,859,175
Expenses:		
Third party distribution fees and other direct costs		6,657,120
Sales commissions		27,420
Administrative fees and other expenses		345,474
Total expenses		7,030,014
Net Loss	$	(170,839)

See accompanying notes to the financial statements

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Statement of Changes in Members' Equity
For the Year Ended September 30, 2022

Balance at October 1, 2021	$ 5,481,830
Net Loss	(170,839)
Balance at September 30, 2022	$ 5,310,991

See accompanying notes to the financial statements

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Statement of Cash Flows
For the Year Ended September 30, 2022

Net Loss	$	(170,839)
Net changes in operating assets and liabilities:		
Distribution fees receivables		214,376
Due from parent		(9,740)
Other assets		(6,519)
Accounts payable		(3,711)
Accrued distribution fees		(166,800)
Net cash used in operating activities		(143,233)
Net decrease in cash and cash equivalents		(143,233)
Cash and cash equivalents at the beginning of the year		5,625,841
Cash and cash equivalents at the end of the year	$	5,482,608

See accompanying notes to the financial statements

1. Summary of Significant Accounting Policies

A. Organization

Royce Fund Services, LLC (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company, a wholly owned subsidiary of Royce & Associates, LP (the "Parent"), which is an indirect majority owned subsidiary of Franklin Resources, Inc., is the distributor of shares of The Royce Funds and The Royce Capital Funds, which are open-end registered investment companies with multiple portfolios (hereinafter referred to as the "Funds").

As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

B. Operations

Under a distribution agreement with the Funds, the Company seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing, servicing investors and introducing parties on an ongoing basis. The Company pays commissions and other fees to certain broker-dealers who have introduced investors to certain of the Funds.

As compensation for its services, the Company is entitled to receive from the average net assets of the Consultant Classes of Royce Pennsylvania Mutual, Opportunity, MicroCap, Total Return, Premier, Special Equity, Small Cap Value, Smaller Companies Growth, International Premier and Dividend Value Funds, a monthly fee equal to 1% per annum of their respective average net assets. The Company is also entitled to receive 0.25% per annum of the respective average net assets of the Service Class of Royce Pennsylvania Mutual, Opportunity, MicroCap Opportunity, Total Return, Premier, Special Equity, Small Cap Value, Smaller Companies Growth, Dividend Value, Global Financial Services and International Premier Funds as well as Royce Capital Fund Micro-Cap and Small-Cap Portfolios. The Company is also entitled to receive 0.50% per annum of the respective average net assets of the R Class of Pennsylvania Mutual, Opportunity, Total Return, Premier and Small Cap Value.

For the year ended September 30, 2022, the Company voluntarily waived fees from the following classes of shares:

Service Class

Pennsylvania Mutual	$	5,127
Royce Financial Services		7,469
	$	12,596

Because the Company serves as distributor only for mutual funds managed by the Parent, the Parent provides administrative services to the Company at no cost. Therefore, the Company's results from operations may not be indicative of the results of operations of a stand-alone company.

C. Fair Value of Financial Instruments

The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable. The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities, which may include published net asset values ("NAV") for fund products.

Level 2 Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3 Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability.

Quoted market prices may be adjusted, if events occur such as significant price changes in proxies traded in relevant markets after the close of corresponding markets, trade halts or suspensions, or unscheduled market closures. These proxies consist of correlated country-specific exchange- traded securities, such as futures, American Depositary Receipts indices or exchange-traded funds. The price adjustments are primarily determined based on third-party factors derived from model-based valuation techniques for which the significant assumptions are observable in the market.

D. Cash and Cash Equivalents

Cash equivalents are short-term, highly liquid investments that, when purchased, have an original maturity of 90 days or less. The carrying amount of cash equivalents approximates fair value. The Company maintains cash in bank accounts, which at times, may exceed federally insured limits. Deposits with one financial institution exceeded local regulatory insured limits by a total of $5,200,000 at September 30, 2022, representing a concentration of credit risk.

E. Revenue Recognition

Distribution and Service Fees Revenue and Expense

Distribution and service fees represent fees earned from funds to reimburse the distributor for the costs of marketing and selling fund shares and servicing proprietary funds and are generally determined as a percentage of client assets. Reported amounts also include fees earned from providing client or shareholder servicing, including record keeping or administrative services to proprietary funds. Distribution and service fees earned on Parent-sponsored investment funds are reported as revenue. Distribution services and marketing services are considered a single performance obligation as the success of selling the underlying shares is highly dependent upon the sales and marketing efforts. Ongoing shareholder servicing is a separate performance obligation as these services are not highly interrelated and interdependent on the sale of the shares. Fees earned related to distribution and shareholder servicing are considered variable consideration because they are calculated based on the average market value of the fund. The average market value of the fund is subject to change based on fluctuations and volatility in financial markets, and as such, distribution and shareholder service fees are generally constrained until the end of the month or quarter when the actual average market value of the fund is known and the related revenue is no longer subject to a significant reversal. Therefore, distribution and service fees are generally included in the transaction price at the end of each monthly or quarterly reporting period and are allocated to the two performance obligations based on the amount specified in each agreement.

When the Company enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares, distribution and servicing expense is accrued for the amounts owed to third parties, including finders' fees and referral fees paid to unaffiliated broker-dealers or introducing parties. Distribution and servicing expense also include payments to third parties for certain shareholder administrative services.

F. Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from those estimates and the differences could have a material impact on the financial statements.

2. Income Taxes

The Company is a disregarded limited liability company of its Parent, Royce & Associates, LP, which files as a partnership for tax purposes. The Company has the following tax returns "open" as they file with the Parent federal and state partnership returns: Federal (2017), New York (2016) and New York City (2016). The Company does not anticipate any significant increases or decrease to unrecognized tax benefits during the next twelve months.

The Company has determined that it has no material uncertain tax positions for the year ended September 30, 2022. The federal and state partnership returns filed by the Parent are subject to examination by the respective tax authorities. The following tax years remain open for each of the more significant jurisdictions where the Company is subject to income tax: after fiscal year 2017 for U.S. federal tax returns and after fiscal year 2016 for New York State Partnership Returns and New York City UBT returns.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule pursuant to Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

As of September 30, 2022, the Company had net capital of $5,260,734 which was $5,215,044 in excess of required capital of $45,690. The Company's percentage of aggregate indebtedness to net capital was 13.03%.

The Company claims exemption from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(1) of Rule 15c3-3 allows for this exemption because the Company's business is limited to the distribution of mutual funds.

4. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as they would involve future claims that may be made against the Company that have not yet occurred.

5. Related Party Transactions

The Company has an expense sharing agreement with the Parent whereby the Parent assumes expenses related to Marketing, Accounting and Distribution Services on behalf of the Company. For the year ended September 30, 2022, the Parent assumed $1,307,405 of

expenses, therefore the results differ from those that would have been achieved had the Company operated as an independent entity.

6. Subsequent Events

The Company has evaluated all subsequent events through December 22, 2022, the date financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Commission
September 30, 2022

Total Members' Equity			$ 5,310,991
Deductions and/or charges			
Intercompany receivables	$ 11,539		
Other assets	38,718		
Total non-allowable assets		$ 50,257	
Other deductions and/or charges		0	
Total deductions and/or charges			50,257
Net capital before haircuts on securities positions			5,260,734
Haircuts on securities positions			0
Net capital			5,260,734
Computation of basic aggregate indebtedness and net capital requirement			
Computed net capital required (6-2/3% of total Aggregate indebtedness)		$45,690	
Minimum dollar net capital requirement		5,000	
Net capital requirement			45,690
Excess net capital			$ 5,215,044
Total aggregate indebtedness			$ 685,356
Percentage of aggregate indebtedness to net capital			13.03%

Statement Pursuant to Paragraph (d)(4) of SEC Rule 17a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by Royce Fund Services, LLC and included in its amended Part IIA FOCUS filing as of September 30, 2022, filed on December 22, 2022.

Royce Fund Services, LLC
(a majority owned subsidiary of Franklin Resources, Inc.)
Information for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2022

The Company has claimed exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

There are no material differences between the information presented above and the information presented in the Company's unaudited amended Part II-A FOCUS filing as of September 30, 2022, filed on December 22, 2022.

Royce Fund Services, LLC

(a majority owned subsidiary of Franklin Resources, Inc.)

Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

September 30, 2022

The Company is claiming an exemption from the possession or control requirements in accordance with provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) of such rule under the Securities Exchange Act of 1934.

There are no material differences between the information presented above and the information presented in the Company's unaudited amended Part II-A FOCUS filing as of September 30, 2022, filed on December 22, 2022.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Royce Fund Services, LLC

We have reviewed Royce Fund Services, LLC 's (the "Company") assertions, included in the accompanying Royce Fund Services, LLC Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period October 1, 2021 to September 30, 2022, except as described in its exemption report with respect to the below:

The following checks were not promptly transmitted to the fund's transfer agent by 12:00 pm the next business day following receipt by the Company:

Date	Fund	Amount
04/27/2022	PENNX	$250.00
06/01/2022	PENNX	$5,000.00
07/06/2022	PENNX	$200.00

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period October 1, 2021 to September 30, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

December 22, 2022

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, CA 94105
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

pwc

Report of Independent Accountants

To the Board of Directors of Royce Fund Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Royce Fund Services, LLC (the "Company") for the year ended September 30, 2022. Management of Royce Fund Services, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the "Total revenues" amount reported on page 4 of the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2022, to the "Total revenue" amount of $6,859,175 reported on page 2, item 2a of Form SIPC-7 for the year ended September 30, 2022, noting no differences.

2. Compared any adjustments reported on page 2, item 2c of Form SIPC-7, as follows:
   a. Compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products," of $6,859,175 to "Distribution fees, net of waivers" amount reported on the Statement of Income of the audited Form X-17A-5 for the year ended September 30, 2022, noting no differences.

3. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7, as follows:
   a. Recalculated the mathematical accuracy of the "Total deductions" of $6,859,175 on page 2 of Form SIPC-7, noting no differences.
   b. Recalculated the mathematical accuracy of the "SIPC Net Operating Revenues" on page 2, line 2d and the "General Assessment @ .0015" on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors of Royce Fund Services, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

December 22, 2022